UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No.__)* Unusual Machines, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) U9154A 208
(CUSIP Number)

August 1, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. U9154A 208

1	NAME OF REPORTING PERSON The Eleven Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 450,000 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 450,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1)	The Eleven Fund LLC (“Eleven Fund”) is the record holder of 450,000 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”). Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Fund and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund.
(2)	Based on 5,083,341, equal to the difference between the 9,333,341 shares of common stock outstanding as of May 15, 2024 as reported in the Issuer’s 10-Q filed on May 15, 2024 and the 4,250,000 shares of common stock of the Issuer that were exchanged for 4,250 shares of the Issuer’s newly designated Series A Convertible Preferred Stock as reported in the Issuer’s 8-K filed on July 22, 2024.

1	NAME OF REPORTING PERSON Eleven Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 450,000 (3)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 450,000(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(4)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(3)	The Eleven Fund LLC (“Eleven Fund”) is the record holder of 450,000 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”). Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Fund and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund.
(4)	Based on 5,083,341, equal to the difference between the 9,333,341 shares of common stock outstanding as of May 15, 2024 as reported in the Issuer’s 10-Q filed on May 15, 2024 and the 4,250,000 shares of common stock of the Issuer that were exchanged for 4,250 shares of the Issuer’s newly designated Series A Convertible Preferred Stock as reported in the Issuer’s 8-K filed on July 22, 2024.

1	NAME OF REPORTING PERSON Hartley Wasko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 450,000 (5)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 450,000(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(6)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	The Eleven Fund LLC (“Eleven Fund”) is the record holder of 450,000 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”). Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Fund and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund.
(6)	Based on 5,083,341, equal to the difference between the 9,333,341 shares of common stock outstanding as of May 15, 2024 as reported in the Issuer’s 10-Q filed on May 15, 2024 and the 4,250,000 shares of common stock of the Issuer that were exchanged for 4,250 shares of the Issuer’s newly designated Series A Convertible Preferred Stock as reported in the Issuer’s 8-K filed on July 22, 2024.

Item 1.

(a)	Name of Issuer.

Unusual Machines, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

4677 L B McLeod Rd., Suite J

Orlando, FL 32811.

Item 2.

(a) Name of Person Filing.

(i)	The Eleven Fund LLC (“Eleven Fund”)

(ii)	Eleven Managers LLC (“Eleven Managers”)

(iii)	Hartley Wasko

(b) Address of Principal Business Office or, if none, Residence.

(i)	463 Adams St., Denver

CO 80206

(c) Citizenship.

(i)	Eleven Fund – Delaware

(ii)	Eleven Mangers – Delaware

(iii)	Hartley Wasko – United States of America

(d) Title of Class of Securities.

Common Stock, par value $0.01 per share

(e) CUSIP Number.

U9154A 208

Item 3.

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned.

450,000

(b) Percent of Class.

8.9%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Eleven Fund: 0

Eleven Manager: 0

Hartley Wasko: 0

(ii)	shared power to vote or to direct the vote:

Eleven Fund: 450,000

Eleven Manager: 450,000

Hartley Wasko: 450,000

(iii)	sole power to dispose or to direct the disposition of:

Eleven Fund: 0

Eleven Manager: 0

Hartley Wasko: 0

(iv)       shared power to dispose or to direct the disposition of:

Eleven Fund: 450,000

Eleven Manager: 450,000

Hartley Wasko: 450,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Fund and may be deemed to share beneficial ownership over the common stock directly owned by Eleven Fund. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the common stock directly owned by Eleven Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement.

Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024

THE ELEVEN FUND LLC

By: Eleven Managers LLC, its Manager

By:	/s/ Hartley Wasko
Name: Hartley Wasko Title: Managing Member

ELEVEN MANAGERS LLC

By:	/s/ Hartley Wasko
Name: Hartley Wasko Title: Managing Member
/s/ Hartley Wasko
Name: Hartley Wasko Title: Managing Member